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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*


                           The First Israel Fund, Inc
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    32063L100
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                                 (CUSIP Number)

                                 March 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X|  Rule 13d-1(b)
          |_|  Rule 13d-1(c)
          |_|  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 32063L100                     13G                    Page 2 of 8 Pages
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1.   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT GROUP PLC, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     GREAT BRITAIN
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                    5.   SOLE VOTING POWER

    NUMBER OF            450,909
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      6.   SHARED VOTING POWER
    OWNED BY
      EACH               0
    REPORTING       ------------------------------------------------------------
     PERSON         7.   SOLE DISPOSITIVE POWER
      WITH
                         450,909
                    ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER

                         0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,909
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      |_|
     CERTAIN SHARES
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.59%
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12.  TYPE OF REPORTING PERSON

     HC
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CUSIP No. 32063L100                      13G                   Page 3 of 8 Pages
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1.   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED, A COMPANY
     INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     GREAT BRITAIN
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                    5.   SOLE VOTING POWER

    NUMBER OF            450,909
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      6.   SHARED VOTING POWER
    OWNED BY
      EACH               0
    REPORTING       ------------------------------------------------------------
     PERSON         7.   SOLE DISPOSITIVE POWER
      WITH
                         450,909
                    ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER

                         0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,909
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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      |_|
     CERTAIN SHARES
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.59%
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12.  TYPE OF REPORTING PERSON

     IA
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
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CUSIP No. 32063L100                      13G                   Page 4 of 8 Pages
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ITEM 1(A).    NAME OF ISSUER:

              The First Israel Fund, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The principal executive offices of the Fund are located at Credit Suisse Asset Management, LLC, 466 Lexington Avenue New York, NY 10017 USA.

ITEM 2(A).    NAME OF PERSON FILING:

              This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

              The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

              CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund and four segregated accounts.

              CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, and Global are referred to herein as the "City of London Funds."

              The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and segregated accounts.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Address for CLIG and CLIM:
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-------------------                                            -----------------
CUSIP No. 32063L100                      13G                   Page 5 of 8 Pages
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              10 Eastcheap
              London EC3M 1LX
              England

ITEM 2(C).    CITIZENSHIP:

              CLIG - Great Britain

              CLIM - Great Britain

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share

ITEM 2(E).    CUSIP NUMBER:

              32063L100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) |_| Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

              (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c).

              (c) |_| Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

              (d) |_| Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) |X| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E) (for CLIM);

              (f) |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

              (g) |X| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
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CUSIP No. 32063L100                      13G                   Page 6 of 8 Pages
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              (i) |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

              (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

              For CLIG and CLIM:

              (a) Amount beneficially owned:

                  450,909

              (b) Percent of class:

                  10.59%

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote : 450,909

                  (ii)  Shared power to vote or to direct the vote : 0

                  (iii) Sole power to dispose or to direct the
                        disposition of : 450,909

                  (iv) Shared power to dispose or to direct the disposition of : 0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              CLIG, as the parent holding company of CLIM and CLQM, and CLIM and CLQM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds. Each of the Funds owns less than 5% of the shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              CLIG is the parent holding company of CLIM. See also Item 3.
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CUSIP No. 32063L100                      13G                   Page 7 of 8 Pages
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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 32063L100                      13G                   Page 7 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.



Dated:    April 11, 2005



                                          CITY OF LONDON INVESTMENT GROUP
                                          PLC


                                          By:  /s/ Barry M. Olliff
                                             ---------------------------------
                                              Name: Barry M. Olliff
                                              Title: Director



                                          CITY OF LONDON INVESTMENT MANAGEMENT
                                          COMPANY LIMITED


                                          By:  /s/ Barry M. Olliff
                                             ---------------------------------
                                              Name: Barry M. Olliff
                                              Title: Director